UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Salon Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79549 F10 8

(CUSIP Number)

Stuart Fagin, Esq.
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110
(408) 536-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79549 F10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adobe Systems Incorporated; IRS# 7730019522

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to It ems 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,195,291

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,195,291

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,610,118†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) CO

†Includes 1,414,827 shares issuable upon the exercise of warrants held by reporting person

Item 1.	Security and Issuer
Common Stock, par value $.001; Salon, Inc., a Delaware corporation with principal executive offices located at 22 Fourth Street, 16th Floor, San Francisco, CA 94103
Item 2.	Identity and Background
	(a)	Adobe Systems Incorporated
	(b)	345 Park Avenue, San Jose, CA 95110
	(c)	Graphics software development, manufacture and licensing
	(d)	No
	(e)	No
	(f)	Not applicable
Item 3.	Source and Amount of Funds or Other Consideration

Purchase of 125 shares of Series B Preferred Stock currently convertible into an aggregate of 6,061,314 shares of Common Stock.  Additionally, reporting person received a warrant to purchase an additional 1,414,827 shares of issuer’s Common Stock exercisable at $ .21 per share.

Item 4.	Purpose of Transaction
A general investment held by reporting person with respect to the shares reported herein.
Item 5.	Interest in Securities of the Issuer
(a)

2,133,977 shares of Common Stock; 6,061,314 shares of Common Stock underlying 125 shares of Series B Preferred Stock; and 1,414,827 shares of Common Stock underlying warrants which may be exercised by reporting person – Aggregate 9,610,118 shares; 5.3%

	(b)	8,195,291
(c)

Purchase of 125 shares of Series B Preferred Stock convertible into an aggregate of 6,061,314 shares of Common Stock.  Additionally, reporting person received a warrant to purchase an additional 1,414,827 shares of issuer’s Common Stock exercisable at $ .21 per share.

	(d)	Not applicable
	(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7.	Material to Be Filed as Exhibits
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date
/s/ Karen O. Cottle
Signature
Karen O. Cottle/Senior Vice President, General Counsel and Secretary
Name/Title